August 21, 2009

United States Securities and Exchange Commission

Attn: Stephen G. Krikorian

Attn: Tamara Tangen

Division of Corporation Finance

100 F Street, N.E.

Mail Stop 4561

Washington, D.C. 20549

RE:  OCCAM NETWORKS, INC.

Form 10-K For the Year Ended December 31, 2008

FILE No. 001-33069

Ladies and Gentlemen:

On behalf of Occam Networks, Inc. (“Occam” or the “Company”), we submit this letter in response to your Comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC” or “Commission”) received by letter dated August 10, 2009, regarding the Company’s above referenced filing.

The Company is filing this letter via EDGAR, and for the convenience of the Staff, is providing the Staff with courtesy hard copies via overnight courier. To facilitate your review each of your comments has been restated in bold italics below, followed by the Company’s response.

Form 10-K for Fiscal Year Ended December 31, 2008

Note 2. Summary of Significant Accounting Policies

Revenue Recognition, page F-10

1.              We are considering your responses to prior comments 3 and 4 and have the following additional comments:

a.              We note from your website that you offer various Optional Services Programs, including Software Entitlement Service (SES), Replacement Parts Services (RPS) and Priority Care Services (PCS) which incorporates the features of both SES and RPS. Please discuss these services, in particular, SES and PCS, as their descriptions suggest a level of service exceeding a standard bug fix or “non-significant new functionality.”

We acknowledge Staff’s comment above and we respectfully offer the following response. The services we offer to customers such as Software Entitlement Service (SES), Replacement Parts Services (RPS) and Priority Care Services (PCS) are optional programs, and are not a significant focus of our marketing efforts.

The optional SES service includes software releases to our embedded Occam OS that are both major and minor bug fixes as well as non-significant upgrades to the firmware that are product hardware specific. The embedded OccamOS software is mainly device driver code for the product hardware elements, often referred to in the industry as “firmware”and are hardware specific. Individual versions of the embedded OccamOS are unique to the product hardware depending on the blade model and time of purchase. This service is not the significant focus of our marketing efforts nor the major purchase consideration by customers, and, as a result it is optional.

The optional Priority Care Service (“PCS”) provides technical assistance over the phone in all aspects related to the use of Occam products in the customer’s telecommunications network, not only those related to embedded OccamOS. The PCS offering covers training, problem escalation and other product related assistance.

Revenues derived from these optional service programs are not material to the Company, as we noted in response to the staff’s comment 3 from the letter dated May 8, 2009. Occam does incur certain costs associated with these programs within the scope of SFAS 86, including the costs to develop and maintain the OccamOS software. We concluded that these costs were not significant because they have averaged about 5% or less of reported revenue for fiscal years ended 2008, 2007 and 2006. None of these costs have been capitalized to date.

b.              Please explain why you do not perceive your software as being important to a customer’s purchasing decision given the discussion of the variety of software features in your BLC products and the distribution of processing power, delivered by software, on each blade. Please refer to your April 1, 2009 White Paper “IP Security Management (IPSM) BLC 6000 Multi Service Access Platform.” In this regard, we note that the value added software features described in the White Paper are embedded in your operating system, which is standard within your BLC 6000 equipment. Please explain whether this software is embedded in your other products as well.

In response to the Staff’s comments we respectfully offer the following background. Occam does not separately sell OccamOS software. Our principal products include our BLC 6000 Blades, BLC 6000 Chassis, Optical Network Terminals (“ONTs”), and Remote Terminal Cabinets. The main value proposition to our customers is the ability of our equipment to transport significant volumes of voice, data, and video traffic over their telecommunications networks. We fulfill this value proposition through the hardware features of our BLC blades, which contain various electronic chipsets that carry and direct the traffic. The example found in Appendix A of SOP 97-2 regarding an automobile that has the software installed which is solely used in connection with operating the automobile is analogous to our situation. The capability of our blades to carry high volumes of traffic come primarily from the chipsets and other hardware elements and is the primary basis for customer purchase consideration.

Other products we sell work with the blades on the customer’s network. The Chassis houses the blades and provides power to the blades as well as switching capability and sits inside the Remote Terminal Cabinet for security and protection from the elements. When the voice, data and video signals arrive at an individual subscriber’s house, the Optical Network Terminal device converts the signals to useable format. Both the BLC 6000 blades and the Optical Network Terminal have embedded OccamOS.

The embedded software is mainly device driver code for the hardware elements, as noted above and is often referred to in the industry as “firmware”. Occam does not commercially license its software code. The software features are hardware specific, and in order to take advantage of any additional functionality that may be present in more recent versions of the OccamOS, customers would need to purchase newer hardware as newer versions of the software code are generally not compatible with older hardware models.

As regards the white paper discussion of the IP Security Management (IPSM) BLC 6000 Multi Service Access Platform, we believe the product hardware is still the principal contributor of platform security. We believe that the white paper emphasizes that the product hardware features and the network layout are the most important contributors to network security. The software features mentioned in the IPSM white paper are part of the embedded OccamOS, but they only exist because the hardware switch architecture allows for it.

In the IPSM white paper, on pages 6 and 7, there is extensive discussion of the roles played by the Occam hardware, the configuration of the customer’s network, and the extent to which “Best Practices” are followed by the customer, all contribute to the overall attainment of network security. We believe the white paper makes it clear that the importance of the hardware architecture is the primary element in delivering network security, as stated:

“The IPSM software function is enabled by the distributed intelligence design and processing power of the BLC 6000 hardware. The BLC 6000’s distributed intelligence architecture puts the processing power for IPSM on every blade. Packets are inspected, decisions are made and acted on at the point where packets enter the network…Implicit in the distributed intelligence architecture is the capacity to perform deep packet inspection on the edge of the network… The BLC 6000 handles this traffic by incorporating the exclusive Occam Packet Engine into the GPON blade hardware design.”

The white paper then also emphasizes important provisioning and configuration elements that must be present, as stated:

“DHCP relay, ARP proxy and IGMP proxy are standards-defined capabilities that underpin much of the IPSM operation.”

Finally, there is the following lengthy discussion of importance of the “Best Practices”.

“Best practices cover a range of items including aspects of network design, service delivery models, equipment provisioning alternatives and operational practices.”

“At a high level, network design, provisioning, and operation that constitute secure IP access network best practices include:

Protect the service creation platforms behind a Broadband.

Network Gateway (BNG) router.

Employ the N:1 Service Delivery Model and Create “Service

VLANs”.

Use DHCP.

Create Access Profiles (Access Profiles attach to the Service VLAN).

Disable Layer 2 Peer-to-Peer, Enable “ARP reply gateway”.

As a result, the software features mentioned in the IPSM white paper are part of the embedded OccamOS, but they only exist because of the hardware switch architecture on the BLC 6000 product. The effectiveness of these features is also dependant upon the network provisioning employed by the customer and the extent to which best practices are followed by the customer.

c.               Please discuss why you believe software is incidental to your products when your customers are advised that when contacting your technical support personnel they may need to identify the software version of their operating system.

In response to the Staff’s comments we respectfully offer the following response. When our customers contact technical support personnel they may need to provide the following information:

•                  Model and Serial Number of Occam product

•                  Software Version of Operating System and EMS (if applicable)

•                  Manufacturer and Model of other vendors products attached to system

•                  Description of the problem and results of any diagnostics run

•                  Suspected problem and source of the problem identification

This gives the technical support person the required information as part of the problem description in order to render assistance. The customer needs to identify the software versions of their operating systems because, individual versions of the embedded OccamOS are unique to the hardware and depend on the blade model and time of purchase. Depending on the composition and age of the various segments of the customer’s network, multiple versions of the OS could exist.

2.              We have read your response to prior comment 5 wherein you state that you applied gross presentation on a prospective basis and that you provided comparable financial information about prior periods for the benefit of readers. Reclassifying period priors has the same effect of retroactively applying your new accounting policy while your presentation and accounting for the prior periods should not have changed. In this regard, explain why you believe that the new presentation did not have a material impact on your balance sheet or working capital for prior periods.

It was not our intention to retroactively apply this accounting policy, but simply to provide ease of comparison to the reader. The new presentation did not have a material impact on the prior year balance sheet or working capital as this is a reclassification of related amounts between current assets (Accounts Receivable, Trade) and current liabilities (Deferred Revenue). Since this is a reclassification between current assets and current liabilities it does not have an impact on the working capital and an immaterial impact on the balance sheet.

If you have any questions regarding our response, you may contact me at (510) 360-3739 or Don DePascal, Vice President and Corporate Controller at (510) 360-3759.

Very truly yours,

/s/ Jeanne Seeley
Jeanne Seeley
Senior Vice President and Chief Financial Officer